 **Manor**

# Investment Funds

## 1st Quarter Report
## March 31, 2019
## (Unaudited)

Fund Office:
15 Chester Commons
Malvern, PA 19355
610-722-0900     800-787-3334
www.manorfunds.com

Managed by:
Morris Capital Advisors, LLC

# Manor Investment Funds

15 Chester Commons
Malvern, PA  19355

March 31, 2019

Dear Fellow Shareholders:

Our funds continue to prosper by consistently applying the conservative investment approach that has been successful over so many years.

## The More Things Change . . .

As I reviewed some of my investment commentaries from several years ago I was struck by some eerie similarities to today's markets, particularly back in 2013 while Ben Bernanke was still Fed Chairman.  As I am sure you know "Helicopter" Ben Bernanke was the originator of the Quantitative Easing policies of the Fed in response to the financial crisis of 2007-2008.  Bernanke's objective was to flood the market with liquidity, driving interest rates to zero, in an effort to boost the stock market.  The theory was that wealth created by higher stock prices would encourage spending and spur economic growth.  When the economy reached a self-sustaining growth rate the process could be reversed and everything would be fine.

By 2013 Bernanke and the Fed were five plus years into the process.  The stock market was moving higher, well above the financial panic lows, and economic growth had improved.  I wrote at the time that "Ben Bernanke signaled the intent of the Federal Reserve to begin to 'taper' the Fed's purchase of $85 billion per month of US Treasury and mortgage backed securities.  It was a move that economists knew had to begin sometime.  The Fed had already dramatically expanded its balance sheet, accumulated a significant portion of outstanding securities, and faced the possibility of shrinking supply due to a decline in originations."  The initial reaction to Ben Bernanke's announcement was positive as investors believed the stronger economy could withstand the reduction in liquidity flows.  The initial reaction did not last long, however, and declines in the stock and bond markets forced Bernanke to quickly reassure the markets that the accommodative policies of the Fed would remain in place.  Over the next two years the Fed balance sheet would increase from $2.9 trillion to $4.5 trillion, a 55% increase.

Fast forward to today and note the similarities.  When Jerome Powell became Fed Chairman in February 2018 the Fed balance sheet was $4.4 trillion.  The stock market was enjoying a 9-year bull market and the economy was reacting favorably to tax reform and reduced regulatory burden.  Under Powell, the Fed gradually increased interest rates and began to reduce its balance sheet.  The Fed signaled that the process would continue despite some slowing in economic growth.  Stocks continued to move higher until the final three months of the year, when investor concern about this restrictive Fed policy in the midst of slowing global growth and continuing trade wars triggered a sharp reversal.  In those final months, stocks declined almost 20% and yields collapsed, with a sharp selloff in the final weeks of the year.

In a move similar to Bernanke's in 2013, Powell quickly reversed course.  At their next meeting in January Powell announced that the Fed would be "patient" on future interest rate hikes.  Powell also indicated that the Fed was finished raising interest rates this year and may be done with their monetary policy tightening campaign.  Reaction in the markets was swift as both stocks and bonds rallied, pushing stocks close to their previous highs and pushing yields well below previous levels.  The rebound was led by interest rate sensitive financial stocks and deeply cyclical stocks that were battered during the previous quarter.

## The Manor Fund

The Manor Fund rose 11.90%, net of all fees and expenses, during the quarter ending March 31, 2019, underperforming the S&P 500 index return of 13.64% and comparable mutual funds, as measured by the Lipper Large-Cap Core mutual fund index return of 12.45%. The Fund underperformed the S&P 500 index and comparable mutual funds during the trailing year with a decline of 6.34% for the Fund compared to returns of 9.49% for the S&P 500 and 7.98% for comparable mutual funds. The Fund underperformed the S&P 500 index and comparable mutual funds during the trailing 3-year, 5-year, and 10-year periods with annualized returns of 5.27%, 4.00%, and 11.28% for the Fund compared to annualized returns of 13.52%, 10.91%, and 15.88% for the S&P 500 index, and returns of 13.11%, 9.62%, and 14.64% for the Lipper Large-Cap Core mutual fund index.

During the 1st Quarter of 2019, the Fund was helped by strong performance from Avery Dennison Corp., Microsoft Corporation, Equinix, Inc., Facebook, Inc., and Skyworks Solutions, Inc. Avery Dennison rose steadily throughout the quarter. The company reported earnings above expectations and reaffirmed earnings guidance for the fiscal year. The shares of Microsoft also rose steadily throughout the quarter. Microsoft reported earnings above expectations and strong revenue growth. Microsoft once again reported strong top line growth in each of its business segments, Productivity and Business Process, Intelligent Cloud, and Personal Computing. The shares of Equinix rose sharply after the company issued an upbeat quarterly report. Equinix reported strong revenue growth, earnings above expectations, and raised revenue guidance for the quarter and fiscal year. The shares of Facebook also jumped after the company reported quarterly results. Facebook beat revenue and earnings expectations, and raised revenue guidance for the coming quarter. The shares of Skyworks Solutions also registered a strong quarter, despite two somewhat weak earnings-related announcements. Early in the quarter Skyworks "pre-announced" lower revenue and earnings guidance for the current quarter, but the shares rose slightly. Later, the company reported revenue and earnings in line with the lowered guidance, and reduced earnings guidance for the next quarter. The shares jumped sharply on the news, reflecting investor relief that the actual results and guidance were not as dire as expected.

Notable laggards during the 1st Quarter of 2019 include Biogen, Inc., CVS Health Corporation, Kroger Company, Raytheon Company, and MetLife, Inc. The shares of Biogen fell dramatically late in the quarter when the company announced the discontinuation of a Phase 3 study for what was considered a promising Alzheimer's treatment. Investors had expected that this treatment would be a substantial driver of revenue growth for the next several years. The shares of CVS Health fell when the company reported operating results. CVS beat revenue and earnings guidance, but lowered earnings guidance for the fiscal year. The shares continued to decline as investors focused on heightened competition in the pharmacy benefits business and continued pressure from the Trump administration to lower prescription drug prices. The shares of Kroger fell when the company reported disappointing results. The company reported earnings below expectations, a decline in year-over-year revenue, and lowered earnings guidance for the fiscal year. The shares of MetLife performed well early in the quarter when the company announced operating results. MetLife reported earnings above expectations, but revenue that was unchanged year-over-year. The shares fell later in the quarter, together with many other financial stocks, as

*(Continued on page 10)*

*Performance quoted represents past performance and is no guarantee of future results. Current performance may be lower or higher than what is stated. Investment return and principal value will vary with market conditions so that an investor's share, when redeemed, may be worth more or less than the original cost. Call us at 800-787-3334 for current or most recent month-end performance.*

## MANOR INVESTMENT FUNDS - MANOR FUND

**Schedule of Investments - March 31, 2019**

**(Unaudited)**

# Portfolio of Investments

| Description | Shares | Market Value |
|---|---|---|
| **COMMON STOCKS –96.1%** | | |
| **Consumer Discretionary – 6.4%** | | |
| Carnival Corp. | 3,382 | 171,535 |
| D. R. Horton, Inc. | 5,885 | 243,521 |
| | | 415,056 |
| **Consumer Staples – 4.9%** | | |
| Kroger Company | 4,147 | 102,016 |
| PepsiCo, Inc. | 1,781 | 218,262 |
| | | 320,278 |
| **Energy – 7.7%** | | |
| Cabot Oil & Gas | 8,158 | 212,924 |
| Valero Energy | 3,411 | 289,355 |
| | | 502,279 |
| **Financial – 14.4%** | | |
| Chubb Corp. | 1,037 | 145,263 |
| Discover Financial | 2,746 | 195,405 |
| JPMorgan Chase | 2,274 | 230,197 |
| Metlife Inc. | 3,089 | 131,499 |
| PNC Financial | 1,924 | 235,998 |
| | | 938,362 |
| **Health Care – 12.3%** | | |
| Allergan PLC | 687 | 100,584 |
| AmerisourceBergen | 1,724 | 137,092 |
| Anthem, Inc. | 1,052 | 301,903 |
| Biogen, Inc. * | 715 | 169,012 |
| CVS Health Corp. | 1,695 | 91,411 |
| | | 800,002 |
| **Industrial – 9.5%** | | |
| Cummins, Inc. | 1,516 | 239,331 |
| Delta Air Lines | 3,361 | 173,596 |
| Raytheon Company | 1,118 | 203,565 |
| | | 616,492 |
| **Information Technology – 21.9%** | | |
| Applied Materials | 4,869 | 193,105 |
| DXC Technology | 2,539 | 163,283 |
| Microchip Tech | 2,853 | 236,685 |
| Microsoft Corp. | 3,633 | 428,476 |
| NetApp, Inc. | 2,574 | 178,481 |
| Skyworks Solutions | 2,789 | 230,037 |
| | | 1,430,067 |
| **Material – 6.1%** | | |
| Avery Dennison | 3,003 | 339,339 |
| Nucor Corp. | 1,044 | 60,917 |
| | | 400,256 |
| **Communication Services – 8.1%** | | |
| AT & T, Inc. | 2,803 | 87,902 |
| Charter Comms. | 617 | 214,044 |
| Facebook, Inc cl A* | 1,373 | 228,865 |
| | | 530,811 |
| **Utility – 1.3%** | | |
| AES Corporation | 4,605 | 83,258 |
| | | 83,258 |
| **Real Estate Investment Trust – 3.5%** | | |
| Equinix, Inc. | 501 | 227,033 |
| | | 227,033 |
| TOTAL COMMON STOCKS (Cost $ 4,511,966) | | 6,263,894 |
| **SHORT-TERM INVESTMENTS – 3.9%** | | |
| 1st Amer. Gov. Fund | 259,256 | 259,256 |
| TOTAL SHORT-TERM INVESTMENTS (Cost $ 259,256) | | 259,256 |
| TOTAL INVESTMENTS – 100.0% (Cost $ 4,771,222) | | 6,523,150 |
| Other Assets less Liabilities – Less than 0.1% | | 2,414 |
| NET ASSETS 100.0% | | $ 6,525,564 |

*Non-income producing during the period.

4

## Fund Performance



**Investment Performance
vs. the S&P 500 and the Lipper Large-Cap Core Index**

**Quarter and Annualized Total Return for Periods Ending March 31, 2019**

|  | Manor Fund | S&P 500 Index | Lipper LC Core Funds |
|---|---|---|---|
| 1st Quarter | **11.90 %** | 13.64 % | 12.45 % |
| 1-Year | **-6.34 %** | 9.49 % | 7.98 % |
| 3-Year Annualized | **5.27 %** | 13.52 % | 13.11 % |
| 5-Year Annualized | **4.00 %** | 10.91 % | 9.62 % |
| 10-Year Annualized | **11.28 %** | 15.88 % | 14.64 % |
| Annualized since inception 9/26/95 | **5.85 %** | 8.98 % | 7.10 % |

*Annualized total return reflects the change in the value of an investment, assuming reinvestment of the fund's dividend income and capital gains, and a constant rate of performance each year. The performance table and returns do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. During periods of reimbursement by the manager, a fund's total return will be greater than it would be had the reimbursement not occurred. Performance quoted represents past performance and is no guarantee of future results. Current performance may be lower or higher than what is stated. Investment return and principal value will vary with market conditions so that an investor's share, when redeemed, may be worth more or less than the original cost. Call us at 800-787-3334 for current or most recent month-end performance. The Expense Limitation Agreement expired May 1, 2017 and was not renewed. Expenses are governed by the Investment Advisory agreement as amended January 1, 2017 which establishes a "unified fee" of 1.25% for the Fund.*

## Top Holdings and Industry Sectors

| Top Company Holdings | |
|---|---|
| Company | % of Net Assets |
| Microsoft Corp. | 6.6 % |
| Avery Dennison | 5.2 % |
| Anthem, Inc. | 4.6 % |
| Valero Energy | 4.4 % |
| D.R. Horton, Inc. | 3.7 % |

| Top Industry Sectors | |
|---|---|
| Industry | % of Net Assets |
| Info Technology | 21.9 % |
| Financial | 14.4 % |
| Health Care | 12.3 % |
| Industrial | 9.5 % |
| Communication | 8.1 % |

# MANOR INVESTMENT FUNDS - GROWTH FUND

**Schedule of Investments - March 31, 2019**

**(Unaudited)**

## Portfolio of Investments

| Description | Shares | Market Value |
|---|---|---|
| **COMMON STOCKS – 93.8%** | | |
| **Consumer Discretionary – 16.7%** | | |
| Amazon.com Inc. * | 351 | 625,043 |
| Dollar Tree, Inc. * | 3,192 | 335,288 |
| Expedia, Inc. | 2,097 | 249,543 |
| LKQ Corp. * | 7,955 | 225,763 |
| Royal Caribbean | 3,196 | 366,325 |
| | | 1,801,962 |
| **Consumer Staples – 6.0%** | | |
| Church & Dwight | 6,214 | 442,623 |
| Walgreens Boots | 3,285 | 207,842 |
| | | 650,465 |
| **Energy – 2.6%** | | |
| Diamondback | 2,803 | 284,589 |
| | | 284,589 |
| **Financial – 2.9%** | | |
| Chubb Limited | 2,246 | 314,620 |
| | | 314,620 |
| **Health Care – 20.4%** | | |
| AbbVie, Inc. | 3,332 | 268,526 |
| Alexion Pharma. * | 2,232 | 301,721 |
| Eli Lilly & Co. | 3,851 | 499,706 |
| Thermo Fisher | 2,686 | 735,212 |
| UnitedHealth | 1,577 | 389,929 |
| | | 2,195,094 |
| **Industrial – 10.7%** | | |
| Landstar System | 2,972 | 325,107 |
| Robert Half Intl. | 4,488 | 292,438 |
| Southwest Airlines | 5,648 | 293,188 |
| United Rentals, Inc.* | 2,101 | 240,039 |
| | | 1,150,772 |
| **Information Technology – 26.0 %** | | |
| Apple, Inc. | 3,276 | 622,276 |
| Cognizant Tech | 4,717 | 341,747 |
| MasterCard Inc. | 2,480 | 583,916 |
| Microsoft Corp. | 3,182 | 375,285 |
| ON SemCndctor * | 19,213 | 395,211 |
| Worldpay, Inc. * | 4,113 | 466,826 |
| | | 2,785,261 |
| **Material – 3.5%** | | |
| Sherwin Williams | 871 | 375,148 |
| | | 375,148 |
| **Communication Services – 5.0%** | | |
| Alphabet Inc. Cl A * | 230 | 270,685 |
| Alphabet Inc. Cl C * | 230 | 269,861 |
| | | 540,546 |
| TOTAL COMMON STOCKS (Cost $6,221,033) | | 10,098,457 |
| **SHORT-TERM INVESTMENTS – 6.2%** | | |
| 1st Amer. Gov. Fund | | 661,604 |
| TOTAL SHORT-TERM INVESTMENTS (Cost $ 661,604) | | 661,604 |
| TOTAL INVESTMENTS – 100.0% (Cost$ 6,882,637) | | 10,760,061 |
| Other Assets less Liabilities – Less than 0.1% | | 6,027 |
| NET ASSETS – 100.0% | | $ 10,766,088 |

*Non-income producing during the period.

# MANOR INVESTMENT FUNDS - GROWTH FUND
## Fund and Performance Information - March 31, 2019
### (Unaudited)

## Fund Performance



**Investment Performance vs. the S&P 500 and Lipper Large-Cap Growth Index**

■ Growth Fund   ▨ S&P 500 Index   ☐ Lipper LC Growth

**Quarter and Annualized Total Return for Periods Ending March 31, 2019**

|  | Growth Fund | S&P 500 Index | Lipper LC Growth Funds |
|---|---|---|---|
| 1st Quarter | **15.01 %** | 13.64 % | 16.19 % |
| 1-Year | **5.87 %** | 9.49 % | 12.47 % |
| 3-Year Annualized | **11.57 %** | 13.52 % | 16.93 % |
| 5-Year Annualized | **9.33 %** | 10.91 % | 12.32 % |
| 10-Year Annualized | **15.11 %** | 15.88 % | 16.21 % |
| Annualized since inception 6/30/99 | **5.58 %** | 5.74 % | 4.16 % |

*Annualized total return reflects the change in the value of an investment, assuming reinvestment of the fund's dividend income and capital gains, and a constant rate of performance each year. The performance table and returns do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. During periods of reimbursement by the manager, a fund's total return will be greater than it would be had the reimbursement not occurred. Performance quoted represents past performance and is no guarantee of future results. Current performance may be lower or higher than what is stated. Investment return and principal value will vary with market conditions so that an investor's share, when redeemed, may be worth more or less than the original cost. Call us at 800-787-3334 for current or most recent month-end performance. The Expense Limitation Agreement expired May 1, 2017 and was not renewed. Expenses are governed by the Investment Advisory agreement as amended January 1, 2017 which establishes a "unified fee" of 0.99% for the Fund.*

## Top Holdings and Industry Sectors

| Top Company Holdings | |
|---|---|
| **Company** | **% of Net Assets** |
| Thermo Fisher | 6.8 % |
| Amazon.com, Inc. | 5.8 % |
| Apple, Inc. | 5.8 % |
| Mastercard, Inc. | 5.4 % |
| Eli Lilly & Co. | 4.6 % |

| Top Industry Sectors | |
|---|---|
| **Industry** | **% of Net Assets** |
| Information Tech. | 25.9 % |
| Health Care | 20.4 % |
| Consumer Disc. | 16.7 % |
| Industrial | 10.7 % |
| Consumer Staples | 6.0 % |

**MANOR INVESTMENT FUNDS - BOND FUND**

**Schedule of Investments - March 31, 2019**

**(Unaudited)**

# Portfolio of Investments

| Description | Face Amount | Value |
|---|---|---|
| **U.S. GOVERNMENT BONDS – 94.9%** | | |
| U.S. Treasury 1.000% Due 11-30-19 | 200,000 | 198,141 |
| U.S Treasury 1.500 % Due 01-31-22 | 200,000 | 195,937 |
| U.S. Treasury 1.250 % Due 07-31-23 | 300,000 | 287,789 |
| U.S. Treasury 2.500 % Due 08-15-23 | 225,000 | 227,426 |
| U.S. Treasury 1.500 % Due 08-15-26 | 150,000 | 141,469 |
| U.S. Treasury 2.875 % Due 05-15-28 | 100,000 | 103,898 |
| TOTAL U.S. GOVERNMENT BONDS (Cost $ 1,108,639) | | 1,154,660 |
| **SHORT-TERM INVESTMENTS – 4.3%** | | |
| 1st American Treasury Obligation Fund | 51,936 | 51,936 |
| TOTAL SHORT-TERM INVESTMENTS (Cost $ 51,936) | | 51,936 |
| TOTAL INVESTMENTS – 99.2% (Cost $ 1,160,575) | | 1,206,596 |
| Other Assets less Liabilities – Net – 0.8% | | 9,483 |
| NET ASSETS - 100.0% | | $ 1,216,079 |

*SECURITY VALUATION:*

*Equity securities which are traded on a national or foreign securities exchange and over-the-counter securities listed in the NASDAQ National Market System are valued at the last reported sales price on the principal exchange on which they are traded on the date of determination. Securities for which no sale was reported on that date are valued at the mean between the last reported bid and asked prices. Over-the-counter securities not listed on the NASDAQ National Market System are valued at the mean of the current bid and asked prices. Fixed income securities are valued on the basis of valuations provided by independent pricing services. The independent pricing organization values the investments, taking into consideration characteristics of the securities, values of similar securities that trade on a regular basis, and other relevant market data. Securities for which market quotations are not readily available may be fair valued under procedures adopted by the Fund's board. Short-term securities maturing in 60 days or less are stated at cost plus accrued interest earned which approximated market value, in accordance with the terms of a rule adopted by the Securities and Exchange Commission. The amortized cost method values a security at cost on the date of purchase and thereafter assumes a constant amortization to maturity of any discount or premium.*

# MANOR INVESTMENT FUNDS - BOND FUND
### Fund and Performance Information - March 31, 2019
### (Unaudited)

## Fund Performance



**Investment Performance
vs. the Barclay's Int. Treasury Index
and the Lipper Gov't Index**

■ Bond Fund    ▦ Lipper US Gov't    ☐ Barclay's Int. Treasury

**Quarter and Annualized Total Return for Periods Ending March 31, 2019**

|  | Bond Fund | Lipper US Gov't Fund Index | Barclays Intermediate Treasury Index |
|---|---|---|---|
| 1st Quarter | **1.37 %** | 1.99 % | 1.58 % |
| 1-Year | **2.95 %** | 3.42 % | 3.79 % |
| 3-Year Annualized | **-0.10 %** | 1.16 % | 0.95 % |
| 5-Year Annualized | **0.18 %** | 2.08 % | 1.66 % |
| 10-Year Annualized | **0.08 %** | 2.85 % | 1.98 % |
| Annualized since inception 6/30/99 | **1.83 %** | 4.08 % | 3.86% |

*Annualized total return reflects the change in the value of an investment, assuming reinvestment of the fund's dividend income and capital gains, and a constant rate of performance each year. The performance table and returns do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. During periods of reimbursement by the manager, a fund's total return will be greater than it would be had the reimbursement not occurred. Performance quoted represents past performance and is no guarantee of future results. Current performance may be lower or higher than what is stated. Investment return and principal value will vary with market conditions so that an investor's share, when redeemed, may be worth more or less than the original cost. Call us at 800-787-3334 for current or most recent month-end performance. The Expense Limitation Agreement expired May 1, 2017 and was not renewed. Expenses are governed by the Investment Advisory agreement as amended January 1, 2017 which establishes a "unified fee" of 0.95% for the Fund.*

## Top Five Holdings

| Security | % of Net Assets |
|---|---|
| US Treasury 1.250% Due 07-31-23 | 23.7 % |
| US Treasury 2.500% Due 08-15-23 | 18.7 % |
| US Treasury 1.000% Due 11-30-19 | 16.3 % |
| US Treasury 1.500% Due 01-31-22 | 16.1 % |
| US Treasury 1.500% Due 08-15-26 | 11.6 % |

*(Continued from page 3)*

declining yield curve spreads raised investor concerns about lower net interest margins. The shares of Carnival Corporation performed well for much of the quarter. The stock fell sharply late in the quarter when Carnival reported disappointing earnings results. Carnival reported revenue and earnings above expectations, but lowered earnings guidance for the quarter and fiscal year.

During the quarter we liquidated our holdings of Mohawk, Inc. and FedEx Corporation. We sold Mohawk to reduce exposure to this slowing segment of the housing industry and because Mohawk struggled to execute. We sold Fed Ex after its ranking declined reflecting concerns about the impact of slowing global growth on this international shipper. We used the proceeds from these transactions to purchase Charter Communications a provider of cable services for a variety of entertainment, information, and communications applications. We also purchased Raytheon Company, an industry leader in defense, space, information technology, and homeland security.

## The Growth Fund

The Manor Growth Fund rose 15.01%, net of all fees and expenses, during the quarter ending March 31, 2019, outperforming the S&P 500 index return of 13.64% but underperforming comparable mutual funds, as measured by the Lipper Large-Cap Growth mutual fund index, return of 16.19%. The Fund underperformed the S&P 500 index during the trailing year with a return of 5.87% for the Fund, compared to 9.49% for the S&P 500 index, and the Lipper Index return of 12.47% during the same time period. The Fund underperformed the S&P 500 index during the trailing 3-year and 5-year periods, and 10-year period, with returns of 11.57%, 9.33%, and 15.11% for the Fund compared to returns of 13.52%, 10.91%, and 15.88% for the index. The Fund underperformed the Lipper Large-Cap Growth mutual fund index during the trailing 3-year, 5-year, and 10-year periods with returns of 11.57%, 9.33%, and 15.11% for the Fund compared to returns of 16.93%, 12.32%, and 16.21% for the Lipper index over the same time periods. The Fund continues to outperform Lipper Large-Cap Growth index since inception with an annualized return of 5.58% for the Fund compared to 4.16% for the Lipper Large-Cap Growth index.

During the 1st Quarter of 2019 the Fund was helped by strong performance from Thermo Fisher Scientific, Inc., Worldpay, Inc., MasterCard, Inc., Apple, Inc., and Amazon.com, Inc. It is interesting to note that three of these top performers, Worldpay, Apple, and Amazon, were among the bottom performers in the portfolio last quarter. The shares of Thermo Fisher Scientific rose steadily throughout the quarter. The company reported revenue and earnings that exceeded expectations, and reaffirmed earnings guidance for the coming quarter. The shares of Worldpay rose steadily early in the quarter, and then jumped when the company reported earnings above expectations and strong revenue growth. The shares jumped again later in the quarter when Worldpay agreed to be acquired by Fidelity National Information Services, another company in the payment processing industry. The shares of MasterCard also rose steadily throughout the quarter. The company reported earnings above expectations, strong revenue growth, and an increase in gross dollar volume on a local currency basis. The shares of Apple rose steadily throughout the quarter, reversing a decline in the final quarter of last year. Early in the quarter Apple lowered revenue and gross margin guidance due to concerns about emerging market challenges, primarily in China. Later in the quarter Apple reported results that were in line with the lowered expectations. The news alleviated investor concerns that Apple might reduce forward operating guidance once again, extending the rebound through quarter-end. The shares of Amazon pushed higher early in the quarter and then again late in the quarter. Amazon reported earnings that exceeded expectations and strong revenue growth, but reduced forward guidance slightly.

Notable laggards during the 1st Quarter of 2019 include AbbVie, Inc., Walgreens Boots Alliance, UnitedHealth Group, Inc., Expedia, Inc., and United Rentals, Inc. AbbVie, a top performer in the portfolio last quarter, fell sharply when the company reported quarterly results. The company reported earnings below expectations, revenue growth in line with expectations, but reduced earnings expectations for the fiscal year. The shares of Walgreens Boots Alliance fell late in the quarter when the FDA announced that Walgreens and other retailers were the target of enforcement actions focused on tobacco sales to minors. This created additional pressure on the shares weakened by heightened competition among pharmacy benefits managers, and pressure from the Trump administration to reduce prescription drug costs.  The shares of UnitedHealth Group rallied early in the quarter after the company reported earnings above expectations, strong revenue growth, and reaffirmed earnings guidance for the fiscal year.  The stock declined later in the quarter, together with other companies in the health care industry, in response to political and legal health care issues.  The stocks were buffeted by a series of events including the "Medicare for All" proposal, a court ruling striking down the individual mandate requirement, and Trump administration efforts to restart the Affordable Care repeal efforts.  The shares of Expedia rallied early in the quarter, but then declined somewhat after the company announced quarterly results.  Expedia reported earnings above expectations, strong revenue growth, and reaffirmed earnings guidance.  The stock held the lower levels through quarter-end and finished with a positive return, but the results still placed it in the lower end of portfolio contributors.  The shares of United Rentals rallied through the first half of the quarter, recovering some of the sharp decline suffered in the final quarter of last year.  The company reported earnings that were below expectations, but strong revenue growth, and reaffirmed revenue guidance for the fiscal year.  The shares declined later in the quarter on concerns that slowing global growth would reduce energy exploration activity.  This stock also generated a positive return for the quarter, but was towards the bottom of portfolio contributors.

## The Bond Fund

The Manor Bond Fund rose 1.37%, net of all fees and expenses, during the quarter ending March 31, 2019, underperforming the Bloomberg Barclay Intermediate US Treasury index return of 1.58%, and the Lipper US Government mutual fund index return of 1.99%.  The Fund underperformed the Bloomberg Barclay Intermediate US Treasury index and the Lipper US Government mutual fund index during the trailing 1-year, 3-year, 5-year, and 10-year periods with returns of 2.95%%, -0.10%, 0.18%, and 0.08% for the Fund, compared to returns of 3.79%, 0.95%, 1.66%, and 1.98% for the Barclay Intermediate Treasury index, and returns of 3.42%, 1.16%, 2.08% and 2.85% for the Lipper US Government mutual fund index.  Performance reflects the relatively conservative position of the Fund's investment portfolio of US Treasury securities.  The Fund is managed as a low-risk alternative for conservative investors.

## The More They Stay the Same

The great policy experiment of Quantitative Easing can only be considered a success if the Fed is able to reduce its balance sheet to pre-crisis levels.  As Ben Bernanke learned in 2013, and as Jerome Powell was reminded in 2018, the Fed needs to be very careful in any attempt to reverse the extensive monetary stimulus that has been supporting the markets.  Similarly, investors need to learn that this over-reliance on Fed support adds another level of market risk which could be triggered by the slightest Fed policy error.

As investment managers we realize that we should not "fight the Fed", but at the same time recognize that we need to mitigate the risk of policy reversals.  We cannot predict events beyond our control, but can only focus on the investment discipline that has guided us successfully through difficult markets in the past.  We believe that company fundamentals matter and that an investment strategy built on that belief has the best opportunity for success over the long term.  We will continue our search for companies that demonstrate the potential to grow revenue and earnings, have strong free cash flow, solid balance sheets, and invest in those companies whose shares are priced attractively relative to those fundamentals.  We believe that this guiding principle remains valid regardless of how much things seem to be changing this time.

Sincerely,
Daniel A. Morris

Risks:
Mutual fund investing involves risk, including possible loss of principal amount invested. The value of equity securities fluctuates in response to issuer, political, market, and economic developments. In the short term, equity prices can fluctuate dramatically in response to these developments. Different parts of the market and different types of equity securities can react differently to these developments. Foreign securities, foreign currencies, and securities issued by US entities with substantial foreign operation can involve additional risks.

# Manor Investment Funds


Fund Office:
15 Chester County Commons
Malvern, PA 19355

610-722-0900 800-787-3334
www.manorfunds.com



Funds distributed by:
Foreside Funds Services, LLC
Three Canal Plaza
Suite 100
Portland, ME 04101


**This report is submitted for the general information of the shareholders of the Fund. It is not authorized for distribution to prospective investors unless preceded or accompanied by an effective prospectus, which includes information regarding the Fund's risks, objectives, fees and expenses, experience of its management and other information.**